UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer's ID (CNPJ/MF): 04.032.433/0001-80

Corporate Registry (NIRE): 33300275410

Publicly-Held Company

MATERIAL FACT

Pursuant to CVM Instruction 358 of January 3, 2002, CONTAX PARTICIPAÇÕES S.A., a publicly-held company with headquarters at Rua do Passeio 56, 16º andar, Rio de Janeiro – RJ, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no.  04.032.433/0001-80 (“Company”), hereby informs its shareholders and the market in general that, on this date, it entered into a Stock Purchase Agreement via its subsidiary Mobitel S.A., establishing the terms and conditions for the sale of all its shares in VENECIA SP PARTICIPAÇÕES S.A. (“Venecia”) to A2PAR-A2 PARTICIPAÇÕES LTDA. for R$85 million, subject to adjustments based on the terms and conditions of said Stock Purchase Agreement.

The conclusion of the transaction, with the effective transfer of the shares, is subject to the implementation of certain conditions precedent envisaged in the Stock Purchase Agreement, including the transfer of the assets and operations of the clients Vivo and Telefonica to Venecia, as well as approval of the transaction by the Company’s Board of Directors and a Mobitel S.A. Shareholders’ Meeting.

Rio de Janeiro, November 30, 2011.

Marco Norci Schroeder

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 01, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.